AZURE HOLDING GROUP CORP.

2360 Corporate Circle, Ste. 400, Henderson, Nevada 89074-7722

November 28, 2012

Ms. Liza Kohl

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Azure Holding Group Corp.

       Registration Statement on Form S-1

       Filed October 16, 2012

       File No. 333-184440

Dear Ms. Liza Kohl:

Further to your letter dated November 13, 2012, concerning the deficiencies in Form S-1 filed on October 16, 2012, we provide the following responses:

Response to comment #1: In response to this comment we have referred to Section (a)(2) of Rule 419 of the Securities Act, which defines a blank check company as a company that is issuing penny stock and that is a “development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity.”

While Azure Holding Group Corp. is a development stage company, it is not a blank check company because:

- it has its own specific operational business plan and generated revenues;

- its business plan has no indications to engage in a merger or acquisition with an unidentified company or companies, or other entity;

- although the Company does not have an office, it plans to establish an office in Russia by the end of December, 2012;

- although the Company has a net loss of $347, it has generated revenues in the amount of $1,000 and has plan to generate more revenues;

- although the Company conducted little business activity, it has specific operational business plan and has taken substantive steps in furtherance of the business plan by the selling its first car and generating first revenue;

- while as of August 31, 2012 the Company had assets of $31,870 consisting mostly  of cash, it had inventory assets in the amount of $7,800 and it intends to continue to purchase used cars for resale;

- although the Company’s registration statement contains very general disclosure related to the nature of its business, it has specific operational business plan and started to generate revenue;

- the fact that the Company is not a blank check company under Rule 419 has been disclosed on the cover page of the prospectus.

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Further, in Securities Act Release No. 6932 which adopted rules relating to blank check offerings, the Securities and Exchange Commission stated in II DISCUSSION OF THE RULES, A. Scope of Rule 419, that, “Rule 419 does not apply to start-up companies with specific business plans even if operations have not commenced at the time of the offering.” Also, we have not indicated in any manner whatsoever, that we plan to merge with an unidentified company or companies, nor do we have any plans to merge with an unidentified company or companies. We have no plans or intentions to be acquired or to merge with an operating company nor do we have plans to enter into a change of control or similar transaction or to change our management. We included a statement on the cover page of the prospectus that we have no plans to engage in a merger or acquisition with another entity:

“Azure Holding Group Corp. is not a Blank Check company. We have no any plans, arrangements, commitments or understandings to engage in a merger with or acquisition of another company.”

Response to comment #2: In response to this comment we have referred to Rule 405 of Regulation C under the Securities Act of 1933. Rule 405 of Regulation C defines a “shell company” as a registrant that has: (1) no or nominal operations; and (2) either (i) no or nominal assets; assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets.

We do not believe that Azure Holding Group Corp. is a “shell company” as described under Rule 405 of Regulation C under the Securities Act of 1933, as amended.  Specifically, the Company does not believe that it can be classified as a company having “no or nominal operations”. Our management has specific background experience in our line of business as stated in the S-1. From inception, its management has devoted a significant amount of time to form the company, to develop its business plan, to research the market for used cars imported from the U.S., to contact to car dealers and to look for potential customers. On August 22, 2012 the Company purchased one car for resale and sold it on November 21 generating the first revenue of $1,1000. We do not believe that the above-mentioned activities we have undertaken in the furtherance of our planned business can be classified as having “no or nominal operations”.

Response to comment #3: We did not present any written communication to potential investors. We do not have any written materials or research reports about us that published or distributed, and there is no any broker or dealer that is participating or will participate in our offering.

Response to comment #4: We have stated that such sale price was determined arbitrarily.

Response to comment #5: We have clarified throughout the registration statement that we plan to engage in the business of selling used automobiles. We also disclosed that we plan to sell used automobiles exclusively in Russia.

Response to comment #6: We have stated in the Prospectus Summary section that we have one employee, and that she contributes approximately 20 hours per week to the development of our business.

Response to comment #7: We have provided a risk factor pertaining to the difficulty that U.S. stockholders would face in effecting service of process against Ms. Chernetckaia.

Response to comment #8: We have briefly described the “large expenses” that we plan to incur and have revised our reference to “generating small revenues”.

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Response to comment #9: We have briefly described the risks associated with our proposed efforts to obtain additional financing. We have also discussed in this risk factor the risk associated with obtaining additional financing though the sale of additional shares of common stock.

Response to comment #10: We have revised the heading of this risk factor in accordance with the comments of the Commission.

Response to comment #11: We have revised our disclosure that Ms. Chernetckaia will have the ability to determine the outcome of such actions. We have also revised the heading of this risk factor.

Response to comment #12: We have revised this risk factor to describe the risks associated with the fact that our sole officer and director is engage in other business activities that may conflict or compete with the business activities of our company.

Response to comment #13: We have revised our statements in accordance with the comments of the Commission.

Response to comment #14: We do not believe that Azure Holding Group Corp. is a “shell company” as described under Rule 405 of Regulation C under the Securities Act of 1933, as amended.  Specifically, the Company does not believe that it can be classified as a company having “no or nominal operations”. Our management has specific background experience in our line of business as stated in the S-1. From inception, its management has devoted a significant amount of time to form the company, to develop its business plan, to research the market for used cars imported from the U.S., to contact to car dealers and to look for potential customers. On August 22, 2012 the Company purchased one car for resale and sold it on November 21 generating the first revenue of $1,1000. We do not believe that the above-mentioned activities we have undertaken in the furtherance of our planned business can be classified as having “no or nominal operations”.

Response to comment #15: Because we are not a shell company, our shareholders are not underwriters.

Response to comment #16: We have revised this section to state that the Zouvas Law Group, P.C. has provided an opinion on the validity of our common stock.

Response to comment #17: We have added a new subsection that describes the state and operation of the consumer market in Russia for used cars.

Response to comment #18: We have expanded our disclosure to address advantage of cars imported from the United States.

Response to comment #19: We have expanded our disclosure in accordance with the comments of the Commission.

Response to comment #20: We have expanded our disclosure to identify the country where we purchased the car and country where it was located and stored.

Response to comment #21: We have clarified that we plan to purchase used cars only form the listed sources and only in United States.

Response to comment #22: We have clarified that we have no plans to hold inventory of cars in the United States or in Russia and we have no plans to obtain the space necessary to hold such inventory.

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Response to comment #23: We have revised our registration statement disclosure in accordance with the comments of the Commission.

Response to comment #24: Because we are not a shell company, we believe that this section accurately describes ability of our selling security holders to relay on Rule 144 under Security Act of 1933, as amended.

Response to comment #25: We have revised our disclosure in accordance with the comments of the Commission.

Response to comment #26: Our counsel has revised the opinion in accordance with the comments of the Commission.

Response to comment #27: Our counsel has revised the opinion in accordance with the comments of the Commission.

Please direct any further comments or questions you may have to the company at azuregroupcorp@gmail.com or to the company's legal counsel Mr. Kevin A. Polis, Esq. at:

Kevin A. Polis, Esq.

Zouvas Law Group, P.C.

2368 Second Ave.

San Diego, CA 92101

Tel. (619) 955-5161

Fax: (619) 795-6695

Email: kpolis@zouvaslaw.com

Thank you.

Sincerely,

/S/ Olga Chernetckaia

Olga Chernetckaia, President

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